Exhibit 3

FOR IMMEDIATE RELEASE	30 MAY 2017

WPP PLC (“WPP”)

WPP invests in digital content producer 88rising in the US

WPP announces that it has made a strategic investment in 88rising, Inc. (“88rising”), a US-based producer of digital content catering to the Asian millennial market.

88rising has branded and sponsored content deals with companies such as adidas, Maybelline and Revolve, an online fashion and cosmetics retailer. It employs approximately 15 people. It is based in New York with an office in Los Angeles, with plans to open an office in Shanghai. It was founded in 2015.

88rising is a multi-platform digital media company that focuses on content about Asia and Asian culture. To date, 88rising has produced over 500 hours of original content that has generated over 80 million total video views on Facebook and YouTube. More than half of 88rising’s 16-34-year-old viewers are in the Asia Pacific region.

The investment continues WPP’s strategy of focusing on three key areas that differentiate the Group’s offering to clients: technology, data and content. The Group has invested in multiple specialized digital content companies like Russell Simmons’ All Def Digital, a leader in producing and distributing music and digital content for the important-to-reach, urban-centric youth culture, and Refinery29, a leading fashion and lifestyle media company that provides content, shopping solutions and social networking opportunities in the fashion, shopping and beauty categories targeted towards millennial women. WPP has also invested in Woven Digital, which creates content for the millennial male market in the US, and Mitú, the digital media company focused on developing content for Latino youth in the US and worldwide. The Group has also strategic investments in Fullscreen, Indigenous Media, Imagina (a content rights and media company based in Spain), MRC and VICE.

WPP’s digital assets also include companies such as Acceleration (marketing technology consultancy), Cognifide (content management technology), Conexance (data cooperative), Salmon (e-commerce), and Hogarth (digital production technology). WPP also has investments in innovative technology services companies such as Globant and Mutual Mobile, as well as ad technology companies such as AppNexus, comScore (data investment management), Domo, mySupermarket, Percolate and ScrollMotion.

WPP’s roster of wholly owned digital agencies include AKQA, Blue State Digital, Essence, F.biz, Mirum, POSSIBLE, Triad Retail Media, VML and Wunderman.

WPP’s digital revenues were over US$7.5 billion in 2016, representing 39% of the Group’s total revenues of US$19.4 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next four to five years. In North America, WPP companies (including associates) collectively generate revenues of US$7.5 billion and employ almost 29,000 people.

Contact:

Feona McEwan, WPP	+44(0) 20 7408 2204
Kevin McCormack, WPP	+1 (212) 632 2239